

March 14, 2018

Adam Karkowsky
Executive Vice President and Chief Financial Officer
AmTrust Financial Services, Inc.
59 Maiden Lane
43rd Floor
New York, New York 10038

      Re: AmTrust Financial Services, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2016
           Filed April 4, 2017
           File No. 001-33143

Dear Mr. Karkowsky:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                          Division of Corporation Finance
                                        Office of Healthcare & Insurance